                                   EXHIBIT C

             English translation of French language press release

        The Board of Directors of REXEL INC. approves the tender of REXEL.

        REXEL (PINAULT-PINTEMPS-REDOUTE GROUP) and REXEL INC., its American subsidiary, announced that an agreement has been reached for the purchase of the minority interests held in REXEL INC. at the price per share of US$22.50.

        REXEL initially proposed a price of US$19.50 per share.

        The offer, recommended by an independent Committee of Board members, has been approved by the Board of Directors of REXEL, INC.

        The tender offer is to be launched by REXEL in order to acquire the balance of the shares not yet held, i.e. 49.5%.

        This represents an investment of approximately US$300,000,000.

        This transaction is part of the growth strategy of the Rexel Group and evidences its willingness to solidify its position on the North American market, the most important in the world for the distribution of electrical equipment.

        REXEL is the world leader in the distribution of electrical equipment. It is present in 17 countries including the United States, through REXEL INC.

                                 Page 46 of 46